FRAMEWORK AGREEMENT

BETWEEN

GFL INTERNATIONAL CO., LIMITED

AND

LITHIUM ARGENTINA A.G.

DATED AUGUST 12, 2025

TABLE OF CONTENTS

Page

No Waiver	22
Amendments	22
Fees and Expenses	22
Assignment	22
Counterparts	23

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FRAMEWORK AGREEMENT

THIS AGREEMENT is made as of the 12th of August, 2025

BETWEEN:

GFL INTERNATIONAL CO., LIMITED

("GFL")

AND:

LITHIUM ARGENTINA A.G.

("LAR")

(each of GFL and LAR hereinafter collectively referred to as the "Parties" and individually as a "Party").

RECITALS:

A. GFL owns, directly or indirectly, (i) 100% of the ownership interests in Lithea Inc. ("PPG ProjectCo"), which owns and operates the Pozuelos-Pastos Grandes lithium brine project in the Salta province of Argentina (the "PPG Project") through Lithea Inc. Sucursal Argentina, a branch of PPG ProjectCo registered in Argentina, (ii) 14.89% of the ownership interests in Proyecto Pastos Grandes S.A. ("PG ProjectCo"), which owns and operates the Pastos Grandes lithium brine project in the Salta province of Argentina (the "PG Project"), and (iii) 35% of Puna Argentina S.A.U. ("Puna ProjectCo", and collectively with the PPG ProjectCo and the PG ProjectCo, the "Project Companies"), which owns and operates the Sal de Puna lithium brine project in the Salta province of Argentina (the "Puna Project", and collectively with the PPG Project and the PG Project, the "Projects");

B. LAR owns, directly or indirectly, (i) 85.11% of the ownership interests in PG ProjectCo, and (ii) 65% of the ownership interests in Puna ProjectCo; and

C. the Parties have determined to consolidate their interests and investments as a joint enterprise through holdings in Millennial Lithium B.V. ("Millennial") and otherwise in accordance with the terms and conditions of this Agreement.

NOW THEREFORE in consideration of the mutual covenants, terms and agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereto agree as follows:

PART 1
DEFINITIONS AND INTERPRETATION

Definitions

1.1 As used in this Agreement, the following capitalized words and terms shall have the meaning ascribed to them below:

(a) "Affiliate" means, with respect to any Person, any other Person that, directly or indirectly, Controls, is Controlled by or is under common Control with, such Person.

(b) "Applicable Laws" means, in respect of a Person, any domestic or foreign statute, law (including common law), ordinance, rule, regulation, standard, code, direction, judgement, order or other requirement imposed by a Government Authority having jurisdiction over that Person or its property.

(c) "Arena" means Arena Minerals Inc., a company incorporated under the laws of the Netherlands.

(d) "Business Day" means a day on which the banks in Hong Kong, China, Vancouver, Canada, and Zurich, Switzerland are customarily open for business.

(e) "Cauchari-Olaroz Project" means the Lithium project at the Cauchari and Olaroz salars located in Jujuy Province, Argentina owned by Exar.

(f) "Cauchari East" means the properties owned by PG ProjectCo located in the Cauchari-Olaroz basin, which includes the properties under Fernando Exploration Permit (File No. 2067-V-2015) and Exploration Permits (File No. 1638-M-2011 and File No. 1639-M-2011).

(g) [Redacted - Commercially Sensitive Information].

(h) "Claim" means any claim, demand, lawsuit, proceeding, arbitration or governmental investigation, in each case, whether asserted, threatened, pending or existing.

(i) "Closing" means the completion of the Transaction.

(j) "Closing Date" means the Business Day following the date on which each of the conditions in sections 6.1 and 6.2 are satisfied or waived by the applicable Party (except for those conditions which by their nature can only be satisfied as of the Closing Date), provided that the Closing Date shall be no later than the Outside Date.

(k) "Confidential Information" has the meaning set forth in section 9.1.

(l) "Consequential Loss" means any consequential, incidental, punitive, special, exemplary, indirect or other damages, lost or deferred profits or revenues, loss of business opportunity, loss of or delay in production, loss of use or other business interruption losses and damages.

(m) "Consolidated Project" means the lithium brine project in the Salta province of Argentina resulting from the consolidation of the Projects on the Closing Date.

(n) "Control" of any Person (including with correlative meanings the terms "Controlling", "Controlled by" and "under common Control with") shall consist of the power to, directly or indirectly, direct the management and policies of such Person (whether through the ownership of voting securities, by contract, as trustee or executor or otherwise) and in any case shall be deemed to exist upon the ownership of securities entitling the holder thereof to exercise more than 50% of the voting power in the election of directors of such Person (or other Person or body performing similar functions).

(o) "Development Plan" has the meaning set forth in section 2.5.

(p) "Encumbrance" means any restriction, burden, Claim, charge, pledge, mortgage, lien, security interest, option, power of sale, hypothecation, retention of title, royalty, net profit interest or other overriding interest, agreement limiting the transfer of voting rights, right of pre-emption, right of first refusal or other agreement, arrangement or commitment to create any of the foregoing, and any rights or privileges capable of becoming any for the foregoing, whether recorded or unrecorded, registered or unregistered.

(q) "Exar" means Minera Exar S.A., a limited liability company incorporated under the laws of Argentina with tax identification registration number 30-70966758-7 and having its registered office at Palma Carrillo 54, Ground Floor Of. 7, San Salvador de Jujuy, Jujuy (4600) Argentina.

(r) "GFL" has the meaning set forth in the preamble to this Agreement.

(s) "GFL Asset Contribution" has the meaning set forth in section 2.2.

(t) "Government Authority" means the government of any specified or relevant country, as well as any political subdivision thereof, whether provincial, state or municipal, and any agency, authority, instrumentality, regulatory body, court or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to that government.

(u) "Gross Negligence / Willful Misconduct" means any act or failure to act (whether sole, joint or concurrent) by any Person that was intended to cause, or was in reckless disregard of or wanton indifference to, harmful consequences such Person knew, or should have known, such act or failure would have on the safety or property of another Person.

(v) "Indemnitee" has the meaning set forth in section 8.4.

(w) "Indemnitor" has the meaning set forth in section 8.4.

(x) "LAR" has the meaning set forth in the preamble to this Agreement.

(y) "LAR Asset Contribution" has the meaning set forth in section 2.1.

(z) "Liability" or "Liabilities" means all liabilities, duties, obligations and contingencies of a financial nature.

(aa) "Losses" include any loss, Liability, Claim, damage, payment, costs, fees (including legal costs and attorney's fees), charges, expenses, fines and penalties.

(bb) "Material Adverse Change" means any material and adverse change or changes, or the occurrence of any material and adverse event or condition, in the assets, Liabilities or business condition (financial or otherwise) of any Party or any of the Project Companies; provided that in no event shall any matter which adversely and significantly affects, in general, the Argentine lithium industry or the global lithium industry be deemed a Material Adverse Change.

(cc) "Millennial" has the meaning set forth in the recitals to this Agreement.

(dd) "Millennial Security" has the meaning set forth in section 2.3(b).

(ee) "New Debt Facility" has the meaning set forth in section 2.3.

(ff) "Offtake Agreement" means the offtake agreement that will govern with respect to the sale of products produced by the Projects between the applicable Project Companies and the Parties, to be entered into on the Closing and incorporating the terms set forth in section 3.1.

(gg) "Operating Agreement" means the Operating Agreement, to be entered into on the Closing between Millennial and GFL and/or an Affiliate of GFL, and incorporating the terms set forth in section 3.2.

(hh) "Outside Date" means March 31, 2026.

(ii) "Party" or "Parties" has the meaning set forth in the recitals to this Agreement.

(jj) "Permits" has the meaning set forth in section 4.1(b)(i).

(kk) "Permitted Encumbrances" means, collectively:

(i) any Encumbrance imposed by any Government Authority for Taxes, either secured by a bond or not yet due or delinquent or being contested in good faith;

(ii) materialmen's, builders', workers', repairmen's, employees' or other like Encumbrance arising in the ordinary course of business, either for amounts not yet due or for amounts being contested in good faith;

(iii) Encumbrances incurred in the ordinary course of business in connection with workers' compensation, unemployment insurance, social security and other Applicable Laws and that do not in the aggregate materially impair the use or value of the property or assets of any Project or exceed $500,000;

(iv) Encumbrances arising out of judgments or awards so long as an appeal or proceeding for review is being prosecuted in good faith not exceeding $500,000 or are fully covered by insurance;

(v) easements, rights-of-way, restrictions, minor defects and other similar encumbrances incurred in the ordinary course of business and encumbrances consisting of zoning restrictions, licences, restrictions on the use of property or minor imperfections in title, which do not materially impair the property affected thereby for the purpose for which title was acquired or interfere with the operation of the PG Project, the Puna Project or the PPG Project, as contemplated by the terms of this Agreement;

(vi) reservations in any original grants from a Government Authority of any land or interest therein, statutory exceptions to title and reservations of mineral rights in any grants from a Government Authority or from any other predecessors in title;

(vii) Encumbrances, deposits or pledges to secure statutory obligations or performance of bids, tenders, contracts (other than for the repayment of borrowed money), licences or leases, or for purposes of like general nature in the ordinary course of its business; and

(viii) any interest or title of a lessor, sublessor, licensor or sublicensor under any leases, subleases, licenses or sublicenses entered into on the PG Project or the Puna Project, in respect of LAR, or the PPG Project, in respect of GFL, either real or personal, whether now or hereafter owned.

(ll) "Person" means any individual, firm, partnership, joint venture, whether incorporated or unincorporated, corporation, limited liability company, trust, estate, unincorporated organization, association, institution, or other entity, including any Government Authority (or any department, agency or political subdivision thereof).

(mm) "PG Project" has the meaning set forth in the recitals to this Agreement.

(nn) "PG ProjectCo" has the meaning set forth in the recitals to this Agreement.

(oo) "Phase 1" has the meaning set forth in section 2.5.

(pp) "PPG Project" has the meaning set forth in the recitals to this Agreement.

(qq) "PPG ProjectCo" has the meaning set forth in the recitals to this Agreement.

(rr) "Project Companies" has the meaning set forth in the recitals to this Agreement.

(ss) "Projects" has the meaning set forth in the recitals to this Agreement.

(tt) "Puna Project" has the meaning set forth in the recitals to this Agreement.

(uu) "Puna ProjectCo" has the meaning set forth in the recitals to this Agreement.

(vv) "Representatives" means the directors, officers, employees, representatives, agents, counsel, accountants, advisers, engineers, and consultants of a Party.

(ww) "Restructuring" has the meaning set forth in section 2.4.

(xx) "RW Agreement" has the meaning set forth in section 5.1.

(yy) "SDLP" means Sal de la Puna Holdings Ltd., a company incorporated under the laws of Luxembourg.

(zz) "Shareholders Agreement" means the shareholders agreement of Millennial to be entered into on Closing by LAR and GFL, the terms of which shall substantially follow those set out in the letter of intent dated April 4, 2025 entered into between the Parties but adjusted in a manner to be agreed by the Parties to account for changes to the commercial terms subsequent to the date of such letter of intent.

(aaa) "Site" means the land on which the PPG Project, PG Project or Puna Project is situated, as the case may be.

(bbb) "Taxes" means any tax, duty, charge, or other levy separately or jointly due or payable to, or levied or imposed by any Government Authority, including income, gross receipts, license, wages, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duty, capital, franchise, profits, withholding, social security, unemployment, disability, real property, personal property, sales, use, transfer, transaction, registration, value added, alternative/add-on minimum, estimated or other tax, duty, charge, or other levy of any kind whatsoever, including any interest, penalty, or addition thereto, and any interest with respect to such addition or penalty.

(ccc) "Technology License Agreement" means a technology license agreement between, inter alia, Millennial and GFL and/or its Affiliates, under which Millennial is granted a license to operate and produce the products produced by the Projects by utilizing proprietary technology and know how of GFL and/or its Affiliates related to lithium production,  to be entered into on the Closing in form and substance satisfactory to the parties thereto, which agreement shall incorporate the terms set forth in section 3.3.

(ddd) "Terminating Party" has the meaning set forth in section 6.3(b).

(eee) "Third Party" means any Person other than the Parties and their Affiliates.

(fff) "Transaction" means, collectively, (i) the completion of the Step 1 to Step 3 of the Restructuring, and (ii) the consummation of such other matters as may be necessary or desirable to effect the foregoing.

(ggg) "Transaction Agreements" means collectively, this Agreement, the Shareholders Agreement, the Operating Agreement, the Offtake Agreement, the RW Agreement, the Technology License Agreement, and such other agreements between the Parties in respect of the Transaction as may be agreed to by the Parties following the date hereof and prior to the Closing.

Interpretation

1.2 For the purposes of this Agreement, except as otherwise expressly provided:

(a) "this Agreement" means this agreement, including the schedules hereto, and not any particular part, section or other portion hereof, and includes any agreement, document or instrument entered into, made or delivered pursuant to the terms hereof, as the same may, from time to time, be supplemented or amended and in effect;

(b) all references in this Agreement to a designated "part", "section", "subsection" or other subdivision or to a schedule are references to the designated part, section, subsection or other subdivision of, or schedule to, this Agreement;

(c) the words "hereof", "herein", "hereto" and "hereunder" and other words of similar import refer to this Agreement as a whole and not to any particular part, section, subsection or other subdivision or schedule unless the context or subject matter otherwise requires;

(d) the division of this Agreement into parts, sections and other portions and the insertion of headings are for convenience of reference only and are not intended to interpret, define or limit the scope, extent or intent of this Agreement or any provision hereof;

(e) a reference in this Agreement to a statute includes all regulations made thereunder, all amendments to the statute or regulations in force from time to time, and any statute or regulation that supplements or supersedes such statute or regulations;

(f) the singular of any term includes the plural, and vice versa, and the use of any term is generally applicable to any gender and, where applicable, a body corporate, firm or other entity, the word "or" is not exclusive and the word "including' is not limiting whether or not non-limiting language (such as "without limitation" or "but not limited to" or words of similar import) is used with reference thereto;

(g) in the event that any date on which any action is required to be taken hereunder by any of the Parties hereto is not a Business Day, such action will be required to be taken on the next succeeding day which is a Business Day;

(h) references to times of the day are to that time on Eastern Standard Time and references to a day are to a period of 24 hours running from midnight to midnight

(i) all references to "approval", "authorization" or "consent" in this Agreement mean written approval, authorization or consent; and

(j) references to "dollar" amounts or "$" refer to the lawful currency of the United States, unless otherwise stated.

Schedules

The following Schedules are included, and form part of, this Agreement:

Schedule A: Restructuring

PART 2
CONTRIBUTIONS, RESTRUCTURING & DEVELOPMENT PLAN

Contributions of LAR

2.1 By Closing, LAR shall contribute to Millennial all of the issued and outstanding securities it holds, directly or indirectly, in the capital of each of PG ProjectCo and Puna ProjectCo ("LAR Asset Contribution"). At the Closing LAR will own thirty-three percent (33%) of the ownership interests of Millennial.

Contributions of GFL

2.2 By Closing, GFL shall contribute to Millennial all of the issued and outstanding securities it holds, directly or indirectly, in the capital of PPG ProjectCo and all of the issued and outstanding securities it holds, directly or indirectly, in the capital of each of PG ProjectCo and Puna ProjectCo ("GFL Asset Contribution"). At the Closing GFL will own sixty-seven percent (67%) of the ownership interests of Millennial.

New Debt Facility

2.3 In connection with the Transaction, at or prior to the Closing the Parties shall enter into a new debt facility (the "New Debt Facility") pursuant to which GFL will make available to LAR the aggregate amount of $130 million in debt financing to support LAR's funding needs, including the development of the Consolidated Project. The terms of the New Debt Facility shall be mutually agreed to by the Parties and, among other things, shall include the following:

(a) Drawdown Conditions:  GFL's obligations to fund advances under the New Debt Facility shall be subject to, among other things, each of the following:

(i) [Redacted - Commercially Sensitive Information];

(ii) LAR shall be able to satisfy its current liabilities and otherwise be solvent; and

(iii) receipt of all required Permits of Government Authorities.

(b) Security: LAR will grant to GFL a first-priority pledge over LAR's direct equity interests in Millennial ("Millennial Security") pursuant to a pledge agreement in form and substance satisfactory to GFL.

(c) Subordination and Proportionate Release of the Security

Notwithstanding the foregoing, GFL agrees that the Millennial Security will be subordinated to, or partially released in favour of secured third-party creditors of LAR ("Third Party Creditors") for the purpose of [Redacted - Commercially Sensitive Information] or financing of the Consolidated Projects of Millennial (as authorized from time to time by GFL), provided that, among others, each of the following conditions precedent is satisfied:

(i) [Redacted - Commercially Sensitive Information];

(ii) The requirement for GFL's subordination or partial release, as the same is determined by the Third Party Creditor, of Millennial Security is a mandatory condition for the relevant third-party financing to proceed, and LAR shall, upon GFL's request, provide reasonably satisfactory supporting documentation evidencing such requirement;

(iii) [Redacted - Commercially Sensitive Information];

(iv) [Redacted - Commercially Sensitive Information]; and

(v) [Redacted - Commercially Sensitive Information].

In the event of either a subordination or partial release, GFL agrees to enter into an intercreditor and subordination agreement on commercially reasonable terms.

(d) Exar Negative Pledge: a negative pledge in favour of GFL providing contractual covenants that LAR will not encumber its equity interest in Exar except (i) in connection with LAR financing for contributions in support of Exar, LAR financing and restructuring measures as contemplated in Section 2.3(a)(i) or other bona fide debt transaction undertaken by LAR to support and maintain its ownership of Exar and furtherance of the business of Exar; in all cases securing a maximum principal amount of $[Redacted - Commercially Sensitive Information], and (ii) if LAR is requested to provide security in connection with a financing of Cauchari-Olaroz Project pursuant to any royalty, streaming facility or similar agreement. Except as set out in this section 2.3(d), LAR confirms that it will not grant, create or incur any other Encumbrance over LAR's Exar equity interest in favour of any other person without the prior written consent of GFL.

(e) Term, Interest and Payments:

(i) a six-year term;

(ii) an interest rate equal to the Secured Overnight Finance Rate set by the Federal Reserve Bank of New York plus 2.5%;

(iii) accrued interest will be payable on a quarterly basis upon drawdown;

(iv) if Exar declares dividends at the end of any year, 50% of the dividends distributable to LAR shall be applied against the outstanding balance owing under the New Debt Facility, while the remaining 50% may be freely distributed to LAR; and

(v) prepayable by LAR without penalty or fee at any time.

(f) Additional Covenants: [Redacted - Commercially Sensitive Information]. The Parties will work together to secure financing for the Consolidated Project.

Restructuring

2.4  In addition to the contributions contemplated in sections 2.1 and 2.2, from and after the date hereof, the Parties shall, and shall cause their respective subsidiaries and Affiliates (in each case, to the extent applicable and/or necessary) to take such steps, and perform such acts, as may be necessary to effect the steps set forth in Schedule A (the "Restructuring").

Any costs and expenses (excluding Tax liabilities) incurred by any Party resulting from the Transaction, if mutually agreed by the Parties, shall be borne by Millennial and reimbursed to the relevant Party following the Closing.

The Parties acknowledge that the Restructuring may result in GFL, LAR or any of their Affiliates involved in such Restructuring incurring additional or otherwise avoidable Tax liabilities or exposure in connection with its asset contribution. In recognition of this, the Parties agree to engage in good faith discussions and use reasonable efforts to identify and agree upon an appropriate mechanism to equitably compensate GFL, LAR or any of their Affiliates being adversely affected due to the Restructuring for any incremental tax burden it may incur as a result of the adopted Restructuring, with such mechanism to be agreed no later than the Closing.

Without limiting the foregoing, the Parties shall cooperate in good faith and use reasonable efforts to implement a tax-efficient structure and to apply for any available exemptions, deferrals, or reductions under applicable tax laws or treaties, with the objective of minimizing the overall Tax liability borne by GFL, LAR or any of their Affiliates in connection with the Restructuring.

The Parties agree that a supplemental agreement shall be entered into on or prior to the Closing to set forth the terms and conditions relating to the allocation of Tax liabilities result from the Restructuring and the implementation of a tax-efficient structure in connection therewith.

Development Plan

2.5 The Parties shall cooperate and use commercially reasonable efforts to finalize a development plan in respect of the Project Companies, the Projects and the Project Sites (collectively, the "Development Plan"), consisting of (i) a regional development plan for the overall, long-term development of the Projects, (ii) a multi-phase plan for commercial production, consisting of an initial development and followed by expansion stages, and (iii) a feasibility study, construction plan and an operating program and budget for the initial phase of commercial production ("Phase 1"), to be completed on or prior to the Closing. The Parties hereby agree to, and to cause Millennial and any other applicable entities following completion of the Restructuring that are Controlled by the Parties (or any one of them) to, adopt the Development Plan and implement Phase 1 following the Closing.

PART 3
OFFTAKE, OPERATING & TECHNOLOGY LICENSE AGREEMENTS

Offtake Agreement

3.1 From the date hereof, the Parties shall use commercially reasonable efforts to settle the Offtake Agreement, which agreement is to be executed and delivered at Closing and will provide for, among other things, the following terms:

(a) all offtake entitlements for each Party will comply with Applicable Laws, legal and governmental commitments and regulations for such Party;

(b) each Party shall be entitled to acquire, or arrange for the acquisition of, all chemical products produced from the Consolidated Project (the "Available Offtake") in their respective proportionate shares, for as long as the proportionate share of a participant is equal to a minimum of 20% (each such participant, an "Eligible Buyer");

(c) the purchase price to be paid for Available Offtake shall be determined with reference to market prices for such chemical products; and

(d) commencing on the effective date of the New Debt Facility and during the term of the New Debt Facility, LAR will, upon GFL's request, allocate to GFL:

(i) until the commencement of production at the Consolidated Project, up to 6kt LCE from LAR's offtake entitlement under the existing production facilities of the Cauchari-Olaroz Project in the Jujuy province of Argentina owned by Exar (on substantially the same terms as existing sales of such project's offtake by LAR to GFL), to the extent any such offtake is available and not otherwise allocated under any offtake agreements, entered into by LAR and in effect as at the date of this Agreement as may be amended or restated from time to time; and

(ii) after the commencement of production at the Consolidated Project, a portion of its offtake entitlement from Phase 1 under the Consolidated Project, to a maximum equal to the lesser of 6kt LCE or 50% of LAR's Phase 1 offtake entitlement.

Operating Agreement

3.2 From the date hereof, the Parties shall use commercially reasonable efforts to settle the Operating Agreement, which agreement is to be executed and delivered at Closing and will provide for, among other things, (i) GFL and/or its Affiliates to act as operator for the Projects; and (ii) GFL and its Affiliates to receive fees, the amount of which to be agreed by the parties in the Operating Agreement.

Technology License Agreement

3.3 From the date hereof, the Parties shall use commercially reasonable efforts to settle the Technology License Agreement, which agreement is to be executed and delivered at Closing and will provide to Millennial and its Affiliates, among other things, a perpetual (subject to commercially reasonable limits), non-exclusive, royalty-free license for the relevant intellectual property and know-how in connection with the operation of the Projects.

PART 4
ADDITIONAL COVENANTS

LAR Covenants

4.1 From and after the date hereof and until the Closing (except as hereinafter otherwise provided), unless GFL shall otherwise consent in writing, which consent shall not be unreasonably withheld, delayed or conditioned:

Access

(a) LAR shall permit, and shall cause Millennial, Arena, SDLP, PG ProjectCo and Puna ProjectCo, as applicable, to permit:

(i) GFL and its Representatives to have reasonable access at reasonable times to all properties, books, accounts, records, contracts, files, correspondence, tax returns, and documents of or relating to the Millennial, Arena, SDLP, PG Project and/or the Puna Project and to discuss such matters with the executive officers of Millennial, Arena, SDLP, PG ProjectCo and Puna ProjectCo, provided that any such access by GFL and its Representatives shall (i) not unreasonably interfere with the conduct of the business of Millennial, Arena, SDLP, PG ProjectCo or Puna ProjectCo and (ii) be afforded after reasonable advance notice; and

(ii) GFL to conduct, or cause its Representatives to conduct, such reasonable reviews, inspections, surveys, tests, and investigations of the assets of Millennial, Arena, SDLP, the PG Project and/or the Puna Project as they deem necessary or advisable provided such reviews are conducted at reasonable times and in a reasonable manner.

Ordinary Course

(b) Other than as provided for in this Agreement, LAR shall:

(i) cause PG ProjectCo, SDLP and Puna ProjectCo to operate the PG Project or Puna Project, and Millennial and Arena to operate its business, respectively, in the ordinary course of business, in accordance with all Applicable Laws and required authorizations, permits, licences, consents, and approvals of Government Authorities and other Third Parties ("Permits"), in all material respects, except for the sale by PG ProjectCo of certain properties comprising the Cauchari East project owned by PG ProjectCo in the Jujuy province of Argentina to Exar or an Affiliate thereof, and the taking of such steps as may be necessary to facilitate that the loan owing by Exar to PG ProjectCo in the principal amount of US$65,000,000 is no longer owed to PG ProjectCo prior to Closing, provided that no assurance is given that such repayment or resolution will be achieved;

(ii) maintain Millennial, Arena, SDLP, PG ProjectCo and Puna ProjectCo in good standing;

(iii) other than in connection with the Restructuring, refrain from authorizing, issuing, selling or otherwise disposing of any securities, whether debt or equity, in Millennial, Arena, SDLP, PG ProjectCo or Puna ProjectCo or amendment of the constating documents of Millennial, Arena, PG ProjectCo or Puna ProjectCo;

(iv) not effect any dissolution, winding-up, liquidation or termination of Millennial, Arena, SDLP, PG ProjectCo or Puna ProjectCo; and

(v) refrain from incurring additional Liabilities or granting any Encumbrances over Millennial, Arena, SDLP, the PG Project or Puna Project or any applicable subsidiaries, except in the ordinary course of business, or pursuant to any contract or agreement in place as of the date of this Agreement or any Permitted Encumbrances.

Closing Conditions

(c) LAR shall use commercially reasonable efforts to cause all of the conditions to the obligations of LAR set out in section 6.1 to be satisfied on or prior to the Closing (to the extent the satisfaction of such conditions is within the control of LAR).

GFL Covenants

4.2 From and after the date hereof and until the Closing (except as hereinafter otherwise provided), unless LAR shall otherwise consent in writing, which consent shall not be unreasonably withheld, delayed or conditioned:

Access

(a) GFL shall permit, and shall cause PPG ProjectCo to permit:

(i) LAR and its Representatives to have reasonable access at reasonable times to all properties, books, accounts, records, contracts, files, correspondence, tax returns, and documents of or relating to the PPG Project and to discuss such matters with the executive officers of PPG ProjectCo, provided that any such access by LAR and its Representatives shall (i) not unreasonably interfere with the conduct of the business of PPG ProjectCo and (ii) be afforded after reasonable advance notice; and

(ii) LAR to conduct, or cause its Representatives to conduct, such reasonable reviews, inspections, surveys, tests, and investigations of the assets of the PPG Project as they deem necessary or advisable provided such reviews are conducted at reasonable times and in a reasonable manner.

Ordinary Course

(b) Other than as provided for in this Agreement, GFL shall:

(i) cause PPG ProjectCo to operate the PPG Project in the ordinary course of business, in accordance with all Applicable Laws and required Permits, in all material respects;

(ii) maintain PPG ProjectCo in good standing;

(iii) other than in connection with the Restructuring, refrain from authorizing, issuing, selling or otherwise disposing of any securities, whether debt or equity, in PPG ProjectCo or amendment of the constating documents of PPG ProjectCo;

(iv) not effect any dissolution, winding-up, liquidation or termination of PPG ProjectCo; and

(v) refrain from incurring additional Liabilities or granting any Encumbrances over the PPG Project or any applicable subsidiaries, except in the ordinary course of business, or pursuant to any contract or agreement in place as of the date of this Agreement or any Permitted Encumbrances.

Closing Conditions

(c) GFL shall use commercially reasonable efforts to cause all of the conditions to the obligations of GFL set out in section 6.2 to be satisfied on or prior to the Closing (to the extent the satisfaction of such conditions is within the control of GFL).

Mutual Covenants

4.3 Promptly after the date hereof and, if necessary, for a period of 12 months after the Closing:

(a) the Parties shall use all commercially reasonable efforts and shall cooperate with each other to obtain all consents, waivers, approvals, and authorizations, in addition to those set forth in section 4.3(b) below which may be necessary to effect the transactions contemplated in this Agreement; and

(b) each of the Parties will promptly execute and file, or join in the execution and filing of, any application or other document that may be necessary in order to obtain the authorization, approval or consent of any Government Authority which may be reasonably required, or which any other Party may reasonably request in connection with the consummation of the transactions contemplated by this Agreement and shall provide copies of such documents to the other Party.

4.4 For the avoidance of doubt, the foregoing provisions of this PART 4 are not intended to prevail over, supersede or prejudice any rights or obligations under other agreements that have been entered into by the Parties before the execution of this Agreement, including, without limitation, the investment agreement (as amended) and the shareholders agreement in relation to GFL's subscription (through its subsidiary Ganfeng Lithium Netherlands Co., B.V.) of 14.89% shares in the PG ProjectCo, which shall be in good standing and in full effect.

4.5 Except as contemplated by this Agreement and the documents and agreements governing the ownership and operation of any of the Projects, each Party acknowledges and agrees that there shall be no sharing of costs or expenses incurred prior to the Closing in respect of any of the Projects.

PART 5
REPRESENTATIONS AND WARRANTIES AGREEMENT

RW Agreement

5.1 On or prior to Closing, the Parties shall enter into an agreement (the "RW Agreement") pursuant to which each Party will provide to the other Party certain representations and warranties in respect of the Project Companies, Projects and related assets to be contributed to Millennial by such Party and forming part of the Consolidated Project. The representations and warranties to be provided by each Party in the RW Agreement shall substantially mirror those to be provided by the other Party in the RW Agreement. The RW Agreement will contain such other terms and conditions as may be agreed to between the Parties, including but not limited to particulars with respect to indemnification in the event of a breach of any representation or warranty provided by either Party.

PART 6
CONDITIONS PRECEDENT & TERMINATION

Conditions Precedent of LAR

6.1 The obligations of LAR to complete the Transaction are subject to the satisfaction, on or before the Closing, of the following conditions, any of which may be waived by LAR without prejudice to its right to rely on any other or others of them:

(a) each of the acts and undertakings of GFL or PPG ProjectCo, as applicable, to be performed on or before the Closing pursuant to the terms of this Agreement will have been duly performed by it;

(b) GFL shall have delivered to LAR duly executed counterparts of each of the Transaction Agreements (other than this Agreement) and such other documents and deliveries required to be delivered by LAR, PG ProjectCo and/or Puna ProjectCo pursuant to this Agreement;

(c) all documentation relating to the due authorization and completion of the Transaction, the entering into of each of the Transaction Agreements and all actions and proceedings taken on or prior to the Closing in connection with the performance by of GFL's obligations under the Transaction Agreements, shall be satisfactory to LAR, acting reasonably, and LAR shall have received copies of all such documentation or other evidence as it may reasonably request in order to establish the consummation of the transactions contemplated by this each of the Transaction Agreements and the taking of all corporate proceedings in connection with such transactions in compliance with these conditions, in form (as to certification and otherwise) and substance satisfactory to the LAR, acting reasonably;

(d) LAR will have received evidence that all Permits, orders, registrations, declarations, filings and notices of Government Authorities or other Third Parties, including any foreign investment approvals, required to effect the Transaction have been obtained, in each case in form and satisfaction satisfactory to LAR, acting reasonably;

(e) the Development Plan shall have been agreed to by each of the Parties, in each case in their own discretion;

(f) the New Debt Facility shall have been entered into; and

(g) Step 1 to Step 3 of the Restructuring shall have been completed.

Conditions Precedent of GFL

6.2 The obligations of GFL to complete the Transaction are subject to the satisfaction, on or before the Closing, of the following conditions, any of which may be waived by GLF without prejudice to its right to rely on any other or others of them:

(a) each of the acts and undertakings of LAR, PG ProjectCo or Puna ProjectCo, as applicable, to be performed on or before the Closing pursuant to the terms of this Agreement will have been duly performed by it;

(b) LAR shall have delivered to GFL duly executed counterparts of each of the Transaction Agreements (other than this Agreement) and such other documents and deliveries required to be delivered by GFL and/or PPG ProjectCo pursuant to this Agreement;

(c) all documentation relating to the due authorization and completion of the Transaction, the entering into of each of the Transaction Agreements and all actions and proceedings taken on or prior to the Closing in connection with the performance by of GFL's obligations under the Transaction Agreements, shall be satisfactory to LAR, acting reasonably, and LAR shall have received copies of all such documentation or other evidence as it may reasonably request in order to establish the consummation of the transactions contemplated by this each of the Transaction Agreements and the taking of all corporate proceedings in connection with such transactions in compliance with these conditions, in form (as to certification and otherwise) and substance satisfactory to the LAR, acting reasonably;

(d) GFL will have received evidence that all Permits, orders, registrations, declarations, filings and notices of Government Authorities or other Third Parties, including any foreign investment approvals, required to effect the Transaction have been obtained, in each case in form and satisfaction satisfactory to GFL, acting reasonably;

(e) the Development Plan shall have been agreed to by each of the Parties, in each case in their own discretion; and

(f) Step 1 to Step 3 of the Restructuring shall have been completed.

Termination

6.3 This Agreement may be terminated at any time before the Closing:

(a) by mutual written consent of GFL and LAR;

(b) by either GFL or LAR, with immediate effect upon delivery of written notice by such Party (the "Terminating Party") to the other Party, if:

(i) the Terminating Party is not then in material breach of any provision of this Agreement and there has been a material breach, inaccuracy in or failure to perform any covenant or agreement made by the other Party under this Agreement and such breach, inaccuracy or failure has not been cured by the applicable Party within 30 days of such Party's receipt of written notice of such breach from the Terminating Party;

(ii) any of the conditions set forth in section 6.1 or section 6.2 shall not have been, or if it becomes apparent that any of such conditions will not be, fulfilled by the Outside Date, unless such failure shall be due to the failure of the Terminating Party to perform or comply with any of the covenants, agreements or conditions hereof to be performed or complied with by it before the Closing; or

(iii) a Material Adverse Change in respect of the other Party or any Project Company controlled by the other Party occurs prior to the Closing Date.

PART 7
CLOSING

Closing Date and Place

7.1 The Closing shall occur electronically on the Closing Date.

Closing Deliveries

7.2 At the Closing, subject to the terms and conditions set forth herein, each of the Parties shall deliver, and shall cause their respective Affiliates to deliver, all such instruments and documents which may be reasonably necessary to give effect to the intent of and the transactions contemplated in this Agreement, including each of the Transaction Agreements.

PART 8
INDEMNITIES

LAR Indemnification Obligation

8.1 LAR hereby agrees to indemnify, defend and hold harmless GFL and its Representatives from and against any and all Losses in any way related to or arising out of or in connection with any violation of the obligations undertaken by LAR in this Agreement insofar as such Losses are a direct result of any act, omission, circumstance or other matter arising out of, resulting from, attributable to, or connected with the breach of this Agreement by LAR; provided always that LAR shall not be liable to or be required to indemnify and save harmless GFL nor GFL's Representatives pursuant to this section 8.1 in respect of: (i) any Losses that consist of Consequential Losses; and (ii) any Losses to the extent that they are directly caused by or directly result from the Gross Negligence / Willful Misconduct of GFL or any of GFL's Representatives.

For the avoidance of doubt, such disclosure under limb (i) of the preceding paragraph shall not be deemed as any consent or waiver by GFL for such matter for the purpose of determining the satisfaction of the conditions precedent under section 6.2.

GFL Indemnification Obligation

8.2 GFL hereby agrees to indemnify, defend and hold harmless LAR and its Representatives from and against any and all Losses in any way related to or arising out of or in connection with any violation of the obligations undertaken by GFL in this Agreement insofar as such Losses are a direct result of any act, omission, circumstance or other matter arising out of, resulting from, attributable to, or connected with the breach of this Agreement by GFL; provided always that GFL shall not be liable to or be required to indemnify and save harmless LAR nor LAR's Representatives pursuant to this section 8.2 in respect of: (i) any Losses that consist of Consequential Losses; and (ii) any Losses to the extent that they are directly caused by or directly result from the Gross Negligence / Willful Misconduct of LAR or any of LAR's Representatives.

For the avoidance of doubt, such disclosure under limb (i) of the preceding paragraph shall not be deemed as any consent or waiver by LAR for such matter for the purpose of determining the satisfaction of the conditions precedent under section 6.1.

No Indemnification but for Actual Losses

8.3 The obligation of LAR or GFL, as the case may be, to indemnify under this Agreement shall only arise once Losses are actual and incurred by the indemnified Party. Neither LAR nor GFL will be responsible, or liable to indemnify an indemnified Party, for any Loss which is contingent, unless and until such contingent Loss is realized and results in an actual Loss. For the avoidance of doubt, any Losses resulting from a Claim made by a Third Party (including any such Claim for Consequential Loss) will be covered by the indemnification contained in this Agreement.

Third Party Claims

8.4 If a Third Party initiates a Claim against a Party that is the beneficiary of an indemnity under this Agreement (the "Indemnitee"), the Indemnitee shall promptly provide notice to the other Party (the "Indemnitor") of such Claim. If the Indemnitor acknowledges to the Indemnitee in writing that the Indemnitor is responsible to indemnify the Indemnitee in respect of the Claim pursuant to this Agreement, the Indemnitor may, subject to the Indemnitee's prior written consent, do any or all of the following:

(a) assume carriage of the defence of the Claim using legal counsel of its choice and at its sole cost; and/or

(b) settle the Claim provided the Indemnitor pays the full monetary amount of the settlement and the settlement does not impose any restrictions or obligations on the Indemnitee.

Upon payment of the Claim, the Indemnitor shall be subrogated to all rights the Indemnitee may have relating thereto. The Indemnitee shall give such further assurances and cooperate with the Indemnitor to permit the Indemnitor to pursue such subrogated Claims as reasonably requested by it.

If the Indemnitor has paid an amount to the Indemnitee pursuant to a Claim and the Indemnitee is subsequently paid by a Third Party in respect of such Claim, such that the Indemnitee has been over-compensated for the Claim, the Indemnitee shall promptly pay the amount of any over-compensation to the Indemnitor, net of any Taxes required to be paid by the Indemnitee as a result of any such receipt after accounting for any Taxes saved or recovered by the Indemnitee as a result of payment to the Indemnitor.

Each Party shall cooperate with the other Party in the defence of the Claim, including making available to the other Party, such of its Representatives whose assistance, testimony or presence is of material assistance in evaluating and defending the Third Party Claim.

8.5 Historical Liabilities of Contributed Assets

Except as may be agreed to by the Parties in respect of Taxes resulting from the Restructuring accordance with section 2.4:

(a) LAR shall be responsible for all Liabilities and expenses relating to the Millennial, Arena, SDLP, PG Project, PG ProjectCo, the Puna Project and Puna ProjectCo prior to the Closing, and will indemnify and save harmless GFL for any Loss arising from such Liabilities; and

(b) GFL shall be responsible for all Liabilities and expenses relating to the PPG Project and PPG ProjectCo prior to the Closing, and will indemnify and save harmless LAR for any Loss arising from such Liabilities.

PART 9
CONFIDENTIALITY

Confidential Information

9.1 Each of the Parties hereby agrees to maintain, and to use commercially reasonable efforts to procure that it is maintained by its Representatives and contractors, in absolute confidentiality, as well as not to disclose to Third Parties, under any circumstance, any document and/or information deemed as confidential by the Parties, including this Agreement, documents and/or information related to this Agreement and/or to the businesses conducted by each of the Parties, as well as any other document and/or information of confidential nature that may be executed or submitted by any of the Parties as a result of this Agreement (the "Confidential Information").

Public Announcements

9.2 No public announcement or disclosure shall be made with respect to this Agreement other than in accordance with section 9.3. If any public announcement or disclosure is required pursuant to section 9.3, the Parties shall agree on the wording and format of such announcement or disclosure. No Party shall make any other disclosure or communication with respect to this Agreement unless previously approved by the other Party.

Permitted Disclosure

9.3 Notwithstanding the above, the Parties shall not be restricted from a disclosure of any Confidential Information if required by law, regulation (in particular securities laws and stock exchange rules) or by any court of competent jurisdiction or arbitration tribunal or any inquiry or investigation by any governmental, official or regulatory body which is lawfully entitled to require any such disclosure, provided that, so far as it is lawful and practical to do so prior to such disclosure, the Party required to disclose Confidential Information shall promptly notify the other Party of such requirement with a view to providing the opportunity for the other Party to contest such disclosure or otherwise to agree the timing and content of such disclosure.

Unrestricted Disclosure

9.4 The provisions of sections 9.1 and 9.2 shall not apply to any information that is:

(a) generally available to the public other than through any disclosure by a Party to the other;

(b) independently received from a Third Party who is free from any obligations to any other Third Party not to disclose it;

(c) in the possession of the recipient, on a non-confidential basis, prior to its receipt from the other Party;

(d) information which the disclosing Party disclosed to an Affiliate and such party is subject to the same degree of confidentiality obligation as that of a party under this Agreement;

(e) disclosed by a Party in the course of conducting a transaction with a Third Party, provided that the Third Party enters into a confidentiality agreement with the Party containing provisions no less restrictive than those set out in this PART 9, as well as a covenant by the Third Party not to use or allow the use for any purpose of the Confidential Information or notes, summaries or other material derived from the review of the Confidential Information, except to complete the relevant transaction; or

(f) information which the disclosing Party discloses to any of its respective professional advisors (including legal counsel, bankers, or other consultants); provided that such professional advisor:

(i) is under a similar obligation of confidentiality; or

(ii) is otherwise under a binding professional obligation of confidentiality.

PART 10
GOVERNING LAW AND DISPUTE RESOLUTION

Governing Law

10.1 This Agreement, and any non-contractual obligations arising out of or in connection with it, and the documents to be entered into pursuant to it, save as expressly referred to therein, shall be governed by and construed in accordance with the laws of Singapore, excluding the provisions concerning the conflict of laws.

Dispute Resolution

10.2 All disputes, disagreements, controversies, questions or Claims arising out of or relating to this Agreement, and all other agreements entered into pursuant to the terms of this Agreement shall be referred to and finally resolved by arbitration administered by the Singapore International Arbitration Centre in accordance with the arbitration rules of the Singapore International Arbitration Centre for the time being in force, which rules are deemed to be incorporated by reference in this clause. The seat of the arbitration shall be Singapore. The arbitration tribunal shall consist of three arbitrators. The language of the arbitration shall be English. The law governing the arbitration shall be the laws of Singapore.

Provisional Remedies

10.3 Without limiting the right of the Parties to obtain interim or conservatory measures in a court of competent jurisdiction, the arbitral tribunal referenced in section 10.2 shall have full authority to grant provisional remedies or order the Parties to request that a court modify or vacate any temporary or preliminary relief issued by such a court, and to award damages for the failure of any Party to respect the arbitral tribunal's orders to that effect.

PART 11
NOTICES

Delivery

11.1 Any notice, statement, demand, offer or other written instrument required or permitted to be given pursuant to this Agreement shall be in writing signed by the Party giving such notice and shall be sent by e-mail, facsimile, hand messenger delivery, or overnight courier service, to the other Party at the address set forth below:

(a) If to LAR, PG ProjectCo or Puna ProjectCo:

Lithium Argentina A.G.

Attention: Sam Pigott
Email: [Redacted - Personal Information]

with a copy to:

Cassels Brock & Blackwell LLP
Suite 2200, RBC Place
885 West Georgia Street
Vancouver, BC V6C 3E8

Attention: David Redford
Email: dredford@cassels.com

(b) If to GFL:

GFL International Co., Limited

Attention: Tong Zhang
Email: [Redacted - Personal Information]

with a copy to:

Attention: Wenhan Wang
Email: [Redacted - Personal Information]

Each Party shall have the right to change the place to which notices shall be sent or delivered or to specify additional addresses to which copies of notices may be sent, in either case by similar notice sent or delivered in like manner to the other Party. Without limiting any other means by which a Party may be able to prove that a notice has been received by another Party, all notices and communications shall be deemed to have been duly given: (a) at the time delivered by hand, if personally delivered; (b) when received, if sent by e-mail or facsimile, if received prior to 5:00 p.m., recipient's time, on a Business Day, or on the next Business Day, if received later than 5:00 p.m., recipient's time; and (c) on the date recorded on the delivery receipt, if sent by international certified mail with return-receipt requested. In any case hereunder in which a Party is required or permitted to respond to a notice from another Party within a specified period, such period shall run from the date on which the notice was deemed duly given as above provided, and the response shall be considered to be timely given if given as above provided by the last day of the period provided for such response.

PART 12
MISCELLANEOUS

Invalid Provisions

12.1 If any provision of this Agreement is deemed invalid, illegal or unenforceable in any aspect, the validity, legality or enforceability of the other provisions contained herein shall not be affected or hindered in any way as a result of such fact and shall remain in full force and effect. The Parties shall negotiate, in good faith, the replacement of the invalid, illegal or unenforceable provision for a valid, legal and enforceable provision which is as close as possible to the economic effect and other relevant implications of the invalid, illegal or unenforceable provision.

Time

12.2 Time is of the essence of this Agreement.

Entire Agreement

12.3 This Agreement, together with its Schedules, shall constitute the entire agreement between the Parties relating to the subject matter of this Agreement at the date of this Agreement, and this Agreement cancels and supersedes any previous understanding among the Parties, whether verbal or written, in connection with the subject matter contemplated herein, provided that nothing in this section 12.3 shall exclude or limit any Liability for (or remedy in respect of) fraudulent misrepresentation.

Enurement

12.4 This Agreement constitutes an irrevocable obligation of the Parties and shall be binding upon their respective successors and permitted assignees.

No Waiver

12.5 The failure of any of the Parties, at any time, to enforce the provisions or conditions or to perform any right set forth herein shall neither constitute a waiver thereof or a novation, nor affect the right of such Party to enforce or perform them in the future.

Amendments

12.6 No amendment to any of the terms or conditions set forth in this Agreement shall be of any effect unless it is made in writing specifically referring to this Agreement and signed by each of the Parties.

Fees and Expenses

12.7 Each of the Parties shall bear its own fees and expenses related to the negotiation and conclusion of this Agreement.

Assignment

12.8 The Parties may not assign or transfer, either directly or indirectly, in whole or in part, this Agreement or any of their rights and obligations hereunder without the prior written consent of the other Party.

Counterparts

12.9 This Agreement may be entered into any number of counterparts, all of which taken together shall constitute one and the same instrument. Any Party may enter into this Agreement by executing any such counterpart. An electronic signature shall carry the same legal effect as that of a handwritten one.

[Signature page follows]

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.

GFL INTERNATIONAL CO., LIMITED

"Xiaoshen Wang"

Name: Xiaoshen Wang
Title: Director

LITHIUM ARGENTINA A.G.

"Sam Pigott"

Name: Sam Pigott
Title: President and CEO

(Signature Page – Framework Agreement)

SCHEDULE A

RESTRUCTURING

[Redacted - Commercially Sensitive Information]